UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GW ONE, INC.

(Name of Issuer)

Common Stock

  (Title of Class of Securities)

NONE

  (CUSIP Number)

Mr. Gang Chu, 268 Bush Street, #2608, San Francisco, CA 94104
(415) 566-3804

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2007

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. None

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jianwen Sun

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization China

Number of	7. U	Sole Voting Power 150,000
Shares
Beneficially Owned	8.	Shared Voting Power 0
by
Each Reporting	9. U	Sole Dispositive Power 150,000
Person
With	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row 100%

	14.	Type of Reporting Person (See Instructions)
IN

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Item 1. Security and Issuer

This statement relates to shares of the common stock, $.0001 par value of GW One, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 268 Bush Street, #2608, San Francisco, California 94104.

Item 2. Identity and Background

(a)	Name:	Jianwen Sun

(b)	Business Address:	268 Bush Street, #2608, San Francisco, California 94104.

(c)	Present Principal Occupation:	President, Chief Financial Officer and Secretary of the Issuer.

(d)	Disclosure of Criminal Proceedings:	Mr. Sun has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Sun has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Sun is a citizen of the China.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Sun used his personal funds in the amount of $15,000 to purchase an aggregate of 150,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

Shares were purchased in connection with the initial formation and capitalization of the Issuer.

Item 5. Interest in Securities of the Issuer

Mr. Sun beneficially owns a total of 150,000 shares of the Issuer’s common stock as follows:

(a) Mr. Sun directly and personally owns 150,000 shares of the Issuer’s common stock which represents 100% of the Issuer’s total issued and outstanding shares.

(b) Mr. Sun has sole voting and dispositive power as to the 150,000 shares he owns directly.

(c)  The 150,000 shares of common stock reported herein were acquired by Mr. Sun from the Issuer on May 4, 2006 in connection with the initial formation of the Issuer.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

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Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007	By:	/s/ Jianwen Sun
Jianwen Sun

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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